Exhibit 1(a)

FOR IMMEDIATE RELEASE

Media:  Jeffrey Smith, 312.558.8727
Analysts:  Janet Bergman, 312.558.8651

SARA LEE CORPORATION COMPLETES ACQUISITION
OF CHOCK FULL O'NUTS CORPORATION

CHICAGO (October 18, 1999) - Sara Lee Corporation announced today that it has completed its acquisition of Chock full o'Nuts Corporation. Under the terms of the agreement, holders of Chock full o'Nuts common stock will receive .4707 of a share of Sara Lee common stock for each share of Chock full o'Nuts stock they own. The total number of shares to be issued by Sara Lee Corporation is approximately 9.7 million.

The transaction was completed following a favorable vote by Chock full o'Nuts shareholders at a shareholder meeting on Friday, October 15.

"Chock full o'Nuts is an outstanding addition to our leading U.S.
foodservice coffee business, and the acquisition enables us to consolidate our leadership position in this market," said C. Steven McMillan, president and chief operating officer of Sara Lee Corporation. "In addition, Chock full o'Nuts significantly expands our business in the strategically important metropolitan New York and Northeastern U.S. markets."

With annual sales of approximately $350 million, Chock full o'Nuts roasts, packs and markets regular, instant and decaffeinated coffees under the Chock full 'Nuts label. The company's foodservice coffee operation includes its own brand as well as the LaTouraine and Cain's foodservice coffee businesses.

Chock full o'Nuts will now be a part of Sara Lee's Coffee and Tea line of business, reporting to Stanley L. Greanias, vice president of Sara Lee Corporation and chief executive officer of the company's North American Coffee and Tea operations. In addition to Chock full o'Nuts, Sara Lee's North American Coffee and Tea division includes the recently acquired Wechsler Coffee Company, Douwe Egberts Coffee Systems, and Superior Coffee, the nation's leading food service coffee supplier. Superior markets its products under the Superior, Douwe Egberts, Continental, Metropolitan, Java Coast, McGarvey and Paradise Tropical Tea brand names. Sara Lee Corporation's Coffee and Tea line of business is managed by Sara Lee/DE, the Netherlands-based subsidiary of Sara Lee that also oversees the company's Household and Body Care line of business.

Information regarding the surrender of Chock full o'Nuts common stock and the receipt of Sara Lee Corporation common stock will be mailed to all Chock full o'Nuts shareholders within the next two weeks. For additional information, shareholders may call Equiserve-First Chicago Trust Division, the exchange agents for this transaction, at 1-800-251-4215.

Sara Lee Corporation is a global consumer packaged goods company with more than $20 billion in annual revenues. Its leading brands include Sara Lee, Douwe Egberts, Hillshire Farm, Hanes, Coach and Playtex.

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